UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

McorpCX, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

582576104
(CUSIP Number)

Alex Guidi
885 West Georgia St, Suite 2040
Vancouver, British Columbia
Canada V6C 3E8
604.282.6384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582576104	13D	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alex Guidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,762,302
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,762,302
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,762,302
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.52%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 582576104	13D	Page 2 of 4 Pages

Item 1.	Security and Issuer.

Security:	Common Stock, no par value ("Common Stock") (CUSIP No. 582576104)

Issuer:	McorpCX, Inc. 201 Spear Streeet, Suite 1100 San Francisco, CA, 94105

Item 2.	Indenty and Background.

(a)	Name of Person Filing: Alex Guidi

(b)	Address:	885 West Georgia St, Suite 2040 Vancouver, British Columbia Canada, V6C 3E8

(c)	Present Principal Occupation and Employment: Businessman

(d)	Criminal Proceedings: The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)
Civil Proceedings:  The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The reporting person is a Canadian Citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

On April 2006 the reporting person acquired an aggregate amount of 200,000 shares of common shares by way of a private placement for the price of $0.25 per share these shares are registered in the name International Resources Management Corporation (IREMCO) a privately owned company, 100% owned by the reporting person ..

On July 2007 the reporting person acquired an aggregate amount of 262,302 shares of common shares by way of a asset purchase for the price of $0.50 per share these shares are registered in the name International Resources Management Corporation (IREMCO) a privately owned company, 100% owned by the reporting person ..

On December 6, 2011 the reporting person acquired an aggregate amount of 1,500,000 shares of common shares by way of a private placement for the price of $0.01 per share these shares are registered in the name International Resources Management Corporation (IREMCO) a privately owned company, 100% owned by the reporting person.

CUSIP No. 582576104	13D	Page 3 of 4 Pages

On February 2, 2016 the reporting person acquired (i) direct ownership of 300,000 shares of common shares by way of private placement for a price of $0.75 per share, and (ii) indirect ownership of 500,000 shares of common shares by way of private placement for a price of $0.75 per share, these shares are registered in the name Pacific Reach Management Ltd., a privately owned company, 100% owned by the reporting person.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the total 2,762,302 Common Shares indicated in Item 3 above between XXXXXX, and XXXXX, by way of private placement.

The Reporting Person acquired the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional Shares of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of such Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned:		2,762,302
	Percent of class:		13.52%

(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	2,762,302
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	2,762,302
	(iv)	Shared power to dispose or to direct the disposition of:	0

(c)	Transactions within the last 60 days: On February 2, 2016 the reporting person acquired (i) direct ownership of 300,000 shares of common shares by way of private placement for a price of $0.75 per share, and (ii) indirect ownership of 500,000 shares of common shares by way of private placement for a price of $0.75 per share, these shares are registered in the name Pacific Reach Management Ltd., a privately owned company, 100% owned by the reporting person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE

Item 7.	Material to Be Filed as Exhibits.

NONE

CUSIP No. 582576104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ALEX GUIDI

Alex Guidi

February 24, 2016
Insert Date